January 14, 2013

VIA EDGAR AND E-MAIL

Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Qihoo 360 Technology Co. Ltd. (the “Company”)

Form 20-F for the fiscal year ended December 31, 2011

Filed April 19, 2012

File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth our responses to the comments contained in the letter dated December 18, 2012 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Overview of Financial Results

Revenues

Online Advertising, page 48

1.           We note your response to prior comment 1. Your overview description should include some of the information provided in your response to provide your investors with relevant information of how each model earns revenue. Further, tell us what consideration you gave to discussing the increase in your online advertising revenues on a fixed, cost-per-sale, and cost-per-action basis. That is, tell us what consideration you gave to disclosing revenue for each pricing model. In addition, consider disclosing the amount of revenue earned from search engine fees.

The Company respectfully advises the Staff that it proposes the following disclosure under the section “Overview of Financial Results - Revenues - Online Advertising” in its future annual reports on Form 20-F:

“We generate online advertising revenue primarily through monetization of user traffic on our web properties.

Customers of our online advertising business primarily consist of third-party websites who place links on our platform products (such as our 360 Personal Start-up Page, or PSP) and search engines that pay us search referral fees for generating search traffic from platform products.

A substantial majority of our online advertising business in 2012 was derived from advertising links on PSP and its subpages. Pricing for those advertising links was based on several primary factors: pricing model, customer industry and link location.

In 2012, we had two general pricing models for advertising links: cost over a time period and cost for performance. Under the cost over a time period model, customers generally pay us fixed fees to place their advertising links on our PSP and its subpages for certain time periods. Under the cost for performance model, fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks and transactions originated from our PSP.

Pricing for our advertising links is also affected by the industry of each customer. For example, links to e-commerce websites can directly lead to sales of products and revenue to the customer. In contrast, links to video-sharing websites typically increase site traffic and brand awareness, but do not directly lead to revenue-generating transactions for the customer. As such, the pricing of these links may differ materially. In addition, the intensity of competition within certain industries affects the prices that customers are willing to pay for our advertising links and in turn, our pricing power.

The location of the advertising link is another factor in determining its price. For example, a link on our PSP homepage leading directly to a customer’s site may lead to both revenue-generating transactions and additional effects such as the increase of brand awareness, and therefore have a relatively higher price, while a link on one of our subpages that directs mainly to specific products carried by a customer may have a relatively lower price. Additionally, a link displayed in a more prominent position will have a higher price than a link displayed in a less noticeable position on the same page.

The interaction of these three factors affects the final pricing for each advertising link that we sell. As such, the differences in link pricing do not directly or linearly correlate with the clicks generated from those links. Links may be sold under different pricing models to customers in different industries. Even fees for links sold under the same cost over a time period model will still differ substantially based on the location of the links on our PSP and its subpages and the industry to which the customers belong.

The increase in the effectiveness of our advertising links along with the growth of our user base has in turn increased our number of customers and the revenues we generate from each customer.

For search referral, we charge a pre-determined fee for each search query that we originate to the third party search engines, up to a pre-determined limit in certain cases. Our fee may be renegotiated if the number of referred searches exceeds the agreed limit. Our agreements with the search engines usually have a term of one year and are renewable upon both parties’ written agreement.”

Additionally, the Company advises the Staff that in August 2012 it launched its general search engine, similar to those of Baidu and Google. Starting January 2013, the Company will gradually monetize the search engine and ramp up search revenue derived from this search engine. Because search revenue could potentially become a substantial or even majority portion of our total online advertising revenue in the future, the Company proposes to add the following disclosure related to search services in its future annual reports on Form 20-F:

“We believe that a substantial portion of our online advertising revenues may be derived from our search services in the future. Our search service is an online marketplace that directs Internet search users to our customers who pay us a fee based on the number of click-throughs for priority placement of their links in the search results. When a user clicks on a customer’s link in the search results, we recognize search revenues based on the amount that the customer has agreed to pay for each click-through.

The most significant factors that directly or indirectly affect our search revenues are:

• the number of our users and search customers;

• the number of searches initiated on our websites and our partners’ websites;

• the rate at which users click on paid search results;

• the competitiveness of bidding for keywords by search customers;

• the total online marketing budgets of our customers; and

• the total number of sponsored links and advertisements displayed on our search result pages.

We believe that our search services revenues may primarily be driven by the increase in the number of page views, the increase in the number of search customers, and our success in optimizing the display of sponsored links. We believe that an increase in the number of active search customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our search customer growth may be driven by the adoption of our search services by online and offline companies that were not our advertising customers in the past.

We believe our search revenues are also driven by the general increase in our customers’ online marketing budgets. We expect the number of our search customers to grow substantially, and we expect our search customer base to be diverse in for the foreseeable future.”

Additionally, the Company also proposes to amend the disclosure relating to online advertising in section headed “Results of Operations - Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 - Revenues” as follows in its future annual reports on Form 20-F:

“Revenues from online advertising increased by $84.2 million, or 216.9%, from $38.8 million in 2010 to $123.0 million in 2011. This increase was primarily due to a substantial increase in our revenues from third-party websites who placed links on our PSP. The increase in our revenues from third-party websites was due primarily to our expanded user base, which resulted in higher user traffic and activities and higher average selling price of our advertising links. This was evidenced by the increase in our online advertising customers (excluding search customers) from 117 in the fourth quarter of 2010 to 249 in the fourth quarter of 2011, and revenue per customer from approximately $215,000 to $413,000 during the same period. The increase in our online advertising customers was mainly due to our effective selling effort, and the increase in the average revenue per customer was primarily attributable to the increase in traffic to our PSP and its subpages.”

The Company respectfully advises the Staff that it is not in a position to provide quantitative discussion on the increase in its online advertising revenues by pricing models for the following reasons:

1)                     The Company operates in a fast-changing industry both in terms of business model and pricing model. Historically, a substantial majority of advertising customers on PSP were on the “cost over a time period” model. In July 2012, the Company launched the performance-based pricing system and experienced a significant increase in “cost-per-click” and “cost-per-transaction” customers. The Company believes that the number of such customers will continue to grow at a fast rate and new pricing models such as “cost-per-pageview impression” and “cost-per-active user” will also be adopted going forward. Furthermore, certain pricing models the Company uses today may become outdated and obsolete in the future. In such a dynamically changing environment, the Company may use any combination of different pricing models to drive online advertising revenues in any given period.

Furthermore, in August 2012, the Company launched its general search engine and will start to monetize the search engine in 2013. This initiative will also significantly expand our business model and pricing models. It is highly likely that in the foreseeable future the Company will introduce various pricing models related to search monetization. Some of these new pricing models may become successful and continue to be used, while some others may be not.

The aforementioned scenario makes period-over-period comparisons of any individual pricing model impractical and not meaningful for investors to understand the fundamental driver of our online advertising business, which is the overall traffic growth of the Company’s web properties.

2)                     Detailed pricing structure is key confidential information for any business. Disclosing such information to the public, particularly when most of the Company’s main competitors are not doing the same, to the best of the Company’s knowledge, will expose the Company to a significant competitive disadvantage in the market and potentially put the Company’s entire operations and the equity of its shareholders at severe risk. The Company notes that most of its peers (such as Google, Baidu, Sina, Sohu, etc.) that derive the majority of their revenues from online advertising only qualitatively discuss the drivers behind their growth and rarely disclose any information related to each pricing model’s performance. The Company respectfully submits that it believes such disclosure is fair and sufficient and it intends to follow similar disclosure in future filings.

Internet Value-added Services, page 48

2.            We have reviewed your response to prior comment 2. Your disclosures should incorporate some of the information provided in your response. In this regard, you should consider disclosing the variety of games you offer including the weighted average estimated life of your games or a range of estimate lives. Please provide us with your proposed disclosures to be included in future filings.

The Company respectfully advises the Staff that the Company proposes to enhance its disclosure regarding the drivers of its game revenue in its future annual reports on Form 20-F by adding the following disclosure under the section “Overview of Financial Results - Revenues — Internet Value-added Services” in its future annual reports on Form 20-F:

“A substantial majority of playing users on our game platform are casual players who play the games on a “free” basis. Typically, only a small percentage of playing users will purchase in-game virtual items in order to advance to higher stages. We refer to these users as the “paying users.” As such, total number of paying users is a key driver for our game revenue growth. In December 2012, monthly paying users on our game open platform was xxx,xxx, compared with 109,096 in December 2011.

As of the end of 2012, there were over xxx games on our game platform, compared with 70 at the end of 2011, respectively. Each game’s revenue contribution differs materially. In 2012, the most popular games each generated approximately 2% to 3% of our total revenues, while the least popular ones each generated less than 0.1% of our total revenue. A significant majority of the games on our game platform has shorter life cycles than traditional MMORPGs, and as such top games on our game platform tend to change from period to period. Top 10 games contributed approximately xx% of total game revenue in 2012, compared with 58% in 2011. In 2012, the range of the estimated active lives of games on our game platform was approximately from xx months to yy months. We define a game’s active life as from the time it is launched to the time its monthly revenue drops to 10% or less of its peak monthly revenue.”

We hereby acknowledge that:

•                We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact Alex Zuoli Xu, our chief financial officer at +86 186 0192 6800, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Chief Financial Officer